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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                  Commission File Number 0-17292

                          NOTIFICATION OF LATE FILING

     (Check One):   [ ] Form 10-K [ ] Form 11-K  [ ] Form 20-F     [X] Form 10-Q
[ ]  Form N-SAR

     For Period Ended:   September 30, 1997
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[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
     For the Transition Period Ended:_________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Wilshire Financial Services Group Inc.
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Former name if applicable______________________________________________________
Address of principal executive office (Street and number):1776 SW Madison St.
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City, state and zip code: Portland, OR  97205
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15/th/ calendar day following the
[X] prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

     The Company previously filed a Form S-4 Registration Statement with the Securities and Exchange Commission in connection with an exchange offer for the Company's 13% Series A Notes due 2004. The Company is currently updating such registration statement to include financial information for the nine month periods ended September 30, 1997 and 1996. Since the financial information for the nine month period ended September 30, 1996 was audited in connection with the Company's initial public offering in December 1996, the Company is also having the financial information for the nine month period ended September 30, 1997 audited.

     Arthur Andersen LLP, the Company's independent auditor, is in the process of auditing the consolidated statements of financial condition of Wilshire Financial Services Group Inc. and Subsidiaries as of September 30, 1997, and the related consolidated statements, stockholder's equity and cash flows for the quarter ended September 30, 1997 and the nine months ended September 30, 1997 for inclusion in the Company's Form S-4 Registration Statement. Arthur Andersen LLP was unable to complete their audit by November 14, 1997 without unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Chris Tassos       (503)         952-7353
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               (Name)        (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Wilshire Financial Services Group Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 17, 1997            By  /s/ Chris Tassos
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                                            Chris Tassos
                                            Executive Vice President and
                                            Chief Financial Officer